Exhibit 12.1

AMGEN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Computation of Earnings:
Income before taxes	$7,978	$5,585	$5,265	$5,009	$4,150
Net interest expense	1,095	1,071	1,022	1,053	610
Interest portion of operating lease expense	45	47	47	45	49
Equity in (earnings) losses of 50%-or-less owned companies accounted for under the equity method	(65)	(30)	6	24	(47)

Earnings	$9,053	$6,673	$6,340	$6,131	$4,762

Computation of Fixed Charges:
Net interest expense	$1,095	$1,071	$1,022	$1,053	$610
Capitalized interest	12	18	18	26	22
Interest portion of operating lease expense	45	47	47	45	49

Fixed Charges	$1,152	$1,136	$1,087	$1,124	$681

Ratio of Earnings to Fixed Charges:	7.9x	5.9x	5.8x	5.5x	7.0x

These computations include Amgen and its consolidated subsidiaries. For these ratios, “earnings” is computed by adding income before income taxes and fixed charges (excluding capitalized interest), excluding our share of income/losses in equity method affiliates. Fixed charges consist of (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to indebtedness, (ii) capitalized interest, (iii) a reasonable approximation of the interest factor deemed to be included in rental expense and (iv) preference security dividend requirements of consolidated subsidiaries, which were not material. Fixed charges exclude any interest related to unrecognized tax benefits, which is included in the provision for income taxes in our Consolidated Statements of Income.